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Exhibit 99

MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7K1 Tel (905) 713-6322 Fax (905) 713-6332

PRESS RELEASE
MI DEVELOPMENTS INC. ANNOUNCES RETIREMENT OF DIRECTOR

August 19, 2004, Aurora, Ontario, Canada.....MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID") today announced that The Honourable William G. Davis has retired as a director of MID. Mr. Davis informed MID that he has been advised for personal and health reasons that he should have less corporate involvement.

Frank Stronach, Chairman of MID, stated: "I thank Bill Davis, on behalf of all directors, for his great contribution to MID and over the past 20 years to many other companies in the Magna family. We wish him good health and lots of time with his family."

For further information about this press release, please contact Ed Hannah at (905) 726-7198.

MID is a real estate operating company engaged in the ownership, development, management, leasing and acquisition of industrial and commercial real estate properties located in North America and Europe. Virtually all of its income-producing properties are under lease to Magna International Inc. and its subsidiaries. MID also holds a controlling investment in Magna Entertainment Corp. (TSX: MEC.A; NASDAQ: MECA), North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-tract, off-track and account wagering markets.

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Exhibit 99